UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

The Mangrove Partners Fund, L.P.
10 East 53rd Street, 31st Floor
New York, New York 10022
Attention: Nathaniel August
Telephone Number: (646) 450-0418
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Spencer D. Klein, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone Number: (212) 468-8000

March 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		The Mangrove Partners Fund, L.P. 27-2067192
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)☒ (b)☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		WC, OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)		☐
(6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.71%*
(14)	Type of Reporting Person		PN

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Mangrove Partners 98-0652572
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)☒ (b)☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)		☐
(6)	Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.71%*
(14)	Type of Reporting Person		OO

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Mangrove Capital 98-0652571
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)☒ (b)☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)		☐
(6)	Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.71%*
(14)	Type of Reporting Person		OO

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

SCHEDULE 13D

CUSIP NO. 12620N104
(1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Nathaniel August
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)☒ (b)☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)		AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e)		☐
(6)	Citizenship or Place of Organization		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	149,373
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	149,373
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		149,373
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
(13)	Percent of Class Represented by Amount in Row (11)		5.71%*
(14)	Type of Reporting Person		IN

*           The ownership percentage is calculated based on 2,616,936 shares of Common Stock outstanding as of November 8, 2010, as reported in the issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as filed with the Securities and Exchange Commission on November 10, 2010.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended and restated by adding the following:

On March 2, 2011, Mangrove Fund delivered a letter to the Board of Directors of the Issuer (the “Board”) expressing its serious and significant concerns with the proposed merger of the Issuer with FCB I Acquisition Corp., a wholly-owned subsidiary of FCB I Holdings Inc., announced on January 4, 2011 (the “Proposed Merger”). In the letter, Mangrove Fund also questioned the adequacy of the merger consideration to be received by stockholders and the flawed process that was conducted by the Issuer to arrive at such an inadequate valuation and value destroying transaction. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The description herein of the letter is qualified in its entirety by reference to the letter.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Letter to CPEX Pharmaceuticals, Inc., dated March 2, 2011 (furnished herewith)

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2011

THE MANGROVE PARTNERS FUND, L.P.

By: Mangrove Capital, as General Partner

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

By:	/s/ Nathaniel August
Name: Nathaniel August